Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2018.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive financial and operating covenants, interest rates, dividends, and acquisitions and dispositions of aircraft and other aviation assets. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Key Information — Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2018.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the term “Fly” refers to Fly Leasing Limited; (2) the terms “Company,” “we,” “our” and “us” refer to Fly and its subsidiaries; (3) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (6) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP, collectively; and (7) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager.

All percentages and weighted average characteristics of the aircraft in our portfolio have been calculated using net book values as of the date specified.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

Fly Leasing Limited
Consolidated Balance Sheets

AT MARCH 31, 2019 (UNAUDITED) AND DECEMBER 31, 2018 (AUDITED)
(Dollars in thousands, except par value data)

	March 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	$363,930	$180,211
Restricted cash and cash equivalents	72,337	100,869
Rent receivables	5,927	9,307
Investment in finance lease, net	12,532	12,822
Flight equipment held for sale, net	76,024	259,644
Flight equipment held for operating lease, net	3,181,107	3,228,018
Maintenance rights	267,193	298,207
Deferred tax asset, net	15,975	6,505
Fair value of derivative assets	5,948	5,929
Other assets, net	126,115	124,960
Total assets	$4,127,088	$4,226,472

Liabilities
Accounts payable and accrued liabilities	$32,900	$23,146
Rentals received in advance	18,043	21,322
Payable to related parties	4,069	4,462
Security deposits	53,196	60,097
Maintenance payment liability, net	292,605	292,586
Unsecured borrowings, net	618,100	617,664
Secured borrowings, net	2,228,268	2,379,869
Deferred tax liability, net	46,915	36,256
Fair value of derivative liabilities	16,206	8,558
Other liabilities	78,883	80,402
Total liabilities	3,389,185	3,524,362

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 32,452,427 and 32,650,019 shares issued and outstanding at March 31, 2019 and December 31, 2018, respectively	32	33
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	546,429	549,123
Retained earnings	199,480	154,347
Accumulated other comprehensive loss, net	(8,038)	(1,393)
Total shareholders’ equity	737,903	702,110
Total liabilities and shareholders’ equity	$4,127,088	$4,226,472

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018 (UNAUDITED)
(Dollars in thousands, except per share data)

	Three months ended
	March 31, 2019	March 31, 2018

Revenues
Operating lease revenue	$105,252	$87,076
Finance lease revenue	160	174
Equity earnings from unconsolidated subsidiary	56	112
Gain on sale of aircraft	27,620	—
Interest and other income	1,615	1,393
Total revenues	134,703	88,755
Expenses
Depreciation	37,585	33,733
Interest expense	38,179	32,923
Selling, general and administrative	8,722	8,610
Loss on derivatives	17	789
Loss on extinguishment of debt	2,169	—
Maintenance and other costs	598	778
Total expenses	87,270	76,833
Net income before provision for income taxes	47,433	11,922
Provision for income taxes	2,468	2,292
Net income	$44,965	$9,630

Weighted average number of shares:
Basic	32,632,715	27,983,352
Diluted	32,632,715	28,006,572
Earnings per share:
Basic and Diluted	$1.38	$0.34

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Comprehensive Income

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018 (UNAUDITED)
(Dollars in thousands)

	Three months ended
	March 31, 2019	March 31, 2018

Net income	$44,965	$9,630
Other comprehensive income, net of tax
Change in fair value of derivatives, net of deferred tax (1)	(6,938)	1,451
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax (2)	461	722
Comprehensive income	$38,488	$11,803

(1)	The associated deferred tax benefit was $1.3 million for the three months ended March 31, 2019. The associated deferred tax expense was $0.2 million for the three months ended March 31, 2018.

(2)	The associated deferred tax expense was $37,000 and $0.1 million for the three months ended March 31, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE MONTHS ENDED MARCH 31, 2019 (UNAUDITED)
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2018	100	$—	32,650,019	$33	$549,123	$154,347	$(1,393)	$702,110
Reclassification from prior period losses into other comprehensive loss due to adoption of new accounting guidance, net of deferred tax of $0.1 million	—	—	—	—	—	168	(168)	—
Adjusted balance January 1, 2019	100	—	32,650,019	33	549,123	154,515	(1,561)	702,110
Shares repurchased	—	—	(197,592)	(1)	(2,694)	—	—	(2,695)
Net income	—	—	—	—	—	44,965	—	44,965
Net change in the fair value of derivatives, net of deferred tax of $1.3 million (1)	—	—	—	—	—	—	(6,938)	(6,938)
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $37,000 (1)	—	—	—	—	—	—	461	461
Balance March 31, 2019	100	$—	32,452,427	$32	$546,429	$199,480	$(8,038)	$737,903

(1)	See Note 10 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity

FOR THE THREE MONTHS ENDED MARCH 31, 2018 (UNAUDITED)
(Dollars in thousands)

	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance December 31, 2017	100	$—	27,983,352	$28	$479,637	$68,624	$(4,580)	$543,709
Net income	—	—	—	—	—	9,630	—	9,630
Net change in the fair value of derivatives, net of deferred tax of $0.2 million (1)	—	—	—	—	—	—	1,451	1,451
Reclassification from other comprehensive loss into earnings due to derivatives that no longer qualified for hedge accounting treatment, net of deferred tax of $0.1 million (1)	—	—	—	—	—	—	722	722
Balance March 31, 2018	100	$—	27,983,352	$28	$479,637	$78,254	$(2,407)	$555,512

(1)	See Note 10 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018 (UNAUDITED)
(Dollars in thousands)

	Three months ended
	March 31, 2019	March 31, 2018
Cash Flows from Operating Activities
Net income	$44,965	$9,630
Adjustments to reconcile net income to net cash flows provided by operating activities:
Finance lease revenue	(160)	(174)
Equity in earnings from unconsolidated subsidiary	(56)	(112)
Gain on sale of aircraft	(27,620)	—
Depreciation	37,585	33,733
Amortization of debt discounts and debt issuance costs	2,796	1,999
Amortization of lease incentives and other items	1,839	2,702
Loss on extinguishment of debt	2,169	—
Unrealized foreign exchange (gain) loss	(172)	408
Provision for deferred income taxes	2,472	2,353
(Gain) loss on derivative instruments	(57)	1,251
Distributions from unconsolidated subsidiary	56	—
Cash receipts from maintenance rights	—	3,013
Changes in operating assets and liabilities:
Rent receivables	2,505	(1,244)
Other assets	(686)	(526)
Payable to related parties	(393)	(330)
Accounts payable, accrued liabilities and other liabilities	7,348	13,372
Net cash flows provided by operating activities	72,591	66,075
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	29	—
Rent received from finance lease	450	450
Swap termination proceeds	114	—
Investment income from Horizon I Limited equity certificates	273	—
Purchase of flight equipment	—	(42,000)
Deposit on aircraft purchases	—	(30,000)
Proceeds from sale of aircraft, net	235,770	—
Capitalized interest on Portfolio B orderbook	(1,201)	—
Payments for aircraft improvement	(1,365)	—
Payments for lessor maintenance obligations	(584)	—
Net cash flows provided by (used in) investing activities	233,486	(71,550)
Cash Flows from Financing Activities
Security deposits received	—	775
Security deposits returned	(1,546)	(2,310)
Maintenance payment liability receipts	17,016	19,358
Maintenance payment liability disbursements	(8,604)	(258)
Debt extinguishment costs	(54)	—
Debt issuance costs	(342)	(243)
Proceeds from secured borrowings	—	33,014
Repayment of secured borrowings	(155,184)	(45,834)
Shares repurchased	(2,117)	—
Net cash flows (used in) provided by financing activities	(150,831)	4,502

	Three months ended
	March 31, 2019	March 31, 2018
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	$(59)	$85
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	155,187	(888)
Unrestricted and restricted cash and cash equivalents at beginning of period	281,080	456,815
Unrestricted and restricted cash and cash equivalents at end of period	$436,267	$455,927

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$363,930	$384,345
Restricted cash and cash equivalents	72,337	71,582
Unrestricted and restricted cash and cash equivalents	$436,267	$455,927

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements
For the three months ended March 31, 2019 (unaudited)

1. ORGANIZATION

Fly Leasing Limited (“Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. Fly was formed to acquire, finance, lease and sell commercial jet aircraft directly or indirectly through its subsidiaries (Fly and its subsidiaries collectively, the “Company”).

Although Fly is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if it were organized under the laws of Ireland.

In accordance with Fly’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of Fly’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to Fly which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in Fly’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. Fly directly or indirectly owns all of the common shares of its consolidated subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, the Company consolidates a Variable Interest Entity (“VIE”). Fly is deemed the primary beneficiary when it has both the power to direct the activities of the VIE that most significantly impact the economic performance of such VIE, and it bears the significant risk of loss and participates in gains of the VIE. All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company’s interim financial statements reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, the Company’s interim financial statements should be read in conjunction with its Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 12, 2019 (the “2018 Annual Report”). The results of operations for the three months ended March 31, 2019 are not necessarily indicative of those for a full fiscal year.

The Company has one operating and reportable segment which is aircraft and aircraft equipment leasing.

Certain amounts in prior period consolidated financial statements have been reclassified to conform to the current period presentation.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, liabilities and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued its new lease guidance, ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. FASB has decided that lessors will be precluded from recognizing selling profit and revenue at lease commencement for any finance lease that does not transfer control of the underlying asset to the lessee. In addition, the new guidance will require lessors to capitalize, as initial direct costs, only those costs that are incurred in connection with the execution of a lease. Any other costs incurred, including allocated indirect costs, will no longer be capitalized and instead will be expensed as incurred.

In July 2018, FASB issued new guidance to provide entities with relief from the costs of implementing certain aspects of ASU 2016-02, Leases (Topic 842). Under a new transition method, entities can elect to not restate comparative periods presented in financial statements in the period of adoption. The FASB also issued new practical expedients that allows lessors to elect not to separate lease and associated non-lease components within a contract if the following conditions are met:

•	The timing and pattern of transfer for the non-lease component and the associated lease component are the same; and

•	The stand-alone lease component would be classified as an operating lease if accounted for separately.

The Company adopted the guidance effective January 1, 2019 and elected the practical expedients and transition relief, which does not require the Company to restate comparative periods. Accordingly, the adoption did not result in any adjustment to the Company’s consolidated balance sheets, results of operations or cash flows.

In August 2017, FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815). ASU 2017-12 is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. The Company adopted the guidance effective January 1, 2019. The standard did not have a material effect on the Company’s consolidated balance sheets, results of operations or cash flows.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes the following disclosure requirements from Topic 820:

•	The amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy;

•	The policy for timing of transfers between levels; and

•	The valuation processes for Level 3 fair value measurements.

The following disclosure requirements were added to Topic 820:

•	The changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements at the end of the reporting period; and

•	The range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements.

ASU 2018-13 will be effective for annual reporting periods (including interim periods) beginning after December 15, 2019, and early adoption will be permitted. The Company is currently evaluating the impact of ASU 2018-13 and plans to adopt the guidance effective January 1, 2020.

3. SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31, 2019	March 31, 2018
	(Dollars in thousands)
Cash paid during the period for:
Interest	$27,115	$20,454
Taxes	52	137
Noncash Activities:
Maintenance payment liability applied to rent receivables and other liabilities	2,404	1,650
Other liabilities applied to maintenance payment liability, security deposits, and rent receivables	677	470
Noncash investing activities:
Aircraft improvement	—	8,209
Noncash activities in connection with purchase of flight equipment	—	659
Noncash activities in connection with sale of flight equipment	4,627	—

4. INVESTMENT IN FINANCE LEASE

At March 31, 2019 and December 31, 2018, the Company had one investment in finance lease, which had an implicit interest rate of 5%. During each of the three months ended March 31, 2019 and 2018, the Company recognized finance lease revenue totaling $0.2 million.

The Company’s net investment in finance lease consisted of the following (dollars in thousands):

	March 31, 2019	December 31, 2018
Total minimum lease payments receivable	$10,950	$11,400
Estimated unguaranteed residual value of leased asset	4,227	4,227
Unearned finance income	(2,645)	(2,805)
Net Investment in Finance Lease	$12,532	$12,822

Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of March 31, 2019.

(Dollars in thousands)
April 1 through December 31, 2019	$1,350
Year ending December 31,
2020	1,800
2021	1,800
2022	1,800
2023	1,800
2024	1,800
Thereafter	600
Future minimum rental payments under finance lease	$10,950

Presented below are the contracted future minimum rental payments due under the non-cancellable finance lease, as of December 31, 2018.

Year ending December 31,	(Dollars in thousands)
2019	$1,800
2020	1,800
2021	1,800
2022	1,800
2023	1,800
Thereafter	2,400
Future minimum rental payments under finance lease	$11,400

5. FLIGHT EQUIPMENT HELD FOR SALE

On November 30, 2018, the Company agreed to sell 12 aircraft to Horizon Aircraft Finance I Limited and Horizon Aircraft Finance I LLC (together, “Horizon”). Three of these aircraft were delivered in 2018. The Company delivered eight additional aircraft to Horizon in the first quarter of 2019 for a total of eleven aircraft. The Company delivered the last aircraft subsequent to March 31, 2019.

Also, during the fourth quarter of 2018, the Company agreed to sell three other aircraft to a third party. The Company delivered one of these aircraft during the first quarter of 2019.

During the three months ended March 31, 2019, the Company sold one additional aircraft held for operating lease. The Company sold a total of ten aircraft in the first quarter of 2019 and recognized an aggregate gain of $27.6 million. The Company did not sell any aircraft during the three months ended March 31, 2018.

At March 31, 2019 and December 31, 2018, the Company had three and 12 aircraft classified as flight equipment held for sale, respectively.

6. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE, NET

As of March 31, 2019, the Company had 99 aircraft and seven engines held for operating lease on lease to 43 lessees in 24 countries. As of December 31, 2018, the Company had 100 aircraft and seven engines held for operating lease on lease to 43 lessees in 24 countries.

The Company did not purchase any flight equipment during the three months ended March 31, 2019. During the three months ended March 31, 2018, the Company purchased flight equipment and capitalized $42.7 million.

No aircraft impairment was recognized during the three months ended March 31, 2019 or 2018.

Flight equipment held for operating lease, net, consists of the following (dollars in thousands):

	March 31, 2019	December 31, 2018
Cost	$3,879,973	$3,900,938
Accumulated depreciation	(698,866)	(672,920)
Flight equipment held for operating lease, net	3,181,107	3,228,018

The Company capitalized $1.4 million of major maintenance expenditures for the three months ended March 31, 2019. The Company capitalized $7.5 million of major maintenance expenditures for the three months ended March 31, 2018.

The classification of the net book value of flight equipment held for operating lease, net and operating lease revenue by geographic region in the tables and discussion below is based on the principal operating location of the lessees.

The distribution of the net book value of flight equipment held for operating lease by geographic region is as follows (dollars in thousands):

	March 31, 2019		December 31, 2018
Europe:
Spain	$166,793	5%	$168,534	5%
United Kingdom	156,028	5%	169,763	5%
Turkey	22,555	1%	22,843	1%
Other	238,931	7%	242,711	8%
Europe — Total	584,307	18%	603,851	19%

Asia and South Pacific:
India	682,853	21%	690,193	21%
Malaysia	390,538	12%	394,441	12%
Indonesia	293,622	9%	296,390	9%
Philippines	273,420	9%	276,237	9%
China	175,250	6%	177,393	5%
Thailand	125,111	4%	126,347	4%
Other	34,606	1%	34,983	2%
Asia and South Pacific — Total	1,975,400	62%	1,995,984	62%

Mexico, South and Central America — Total	57,300	2%	58,202	2%

North America:
United States	124,548	4%	126,498	4%
Other	48,613	2%	49,320	1%
North America — Total	173,161	6%	175,818	5%

Middle East and Africa:
Ethiopia	310,531	10%	312,977	10%
Other	80,408	2%	81,186	2%
Middle East and Africa — Total	390,939	12%	394,163	12%
Total flight equipment held for operating lease, net	$3,181,107	100%	$3,228,018	100%

The distribution of operating lease revenue by geographic region for the three months ended March 31, 2019 and 2018 is as follows (dollars in thousands):

	Three months ended
	March 31, 2019		March 31, 2018
Europe:
Spain	$4,345	4%	$4,233	5%
United Kingdom	9,429	9%	7,276	8%
Turkey	789	1%	3,939	5%
Other	8,180	8%	7,813	9%
Europe — Total	22,743	22%	23,261	27%

Asia and South Pacific:
India	21,109	20%	17,083	20%
Malaysia	13,876	13%	2,879	3%
Indonesia	9,993	9%	6,921	8%
Philippines	8,700	8%	7,616	9%
China	5,071	5%	5,653	6%
Thailand	5,277	5%	962	1%
Other	965	2%	1,047	1%
Asia and South Pacific — Total	64,991	62%	42,161	48%

Mexico, South and Central America — Total	1,579	1%	4,391	5%

North America:
United States	4,076	4%	4,394	5%
Other	1,562	1%	1,562	2%
North America — Total	5,638	5%	5,956	7%

Middle East and Africa:
Ethiopia	7,505	7%	7,505	9%
Other	2,796	3%	3,802	4%
Middle East and Africa — Total	10,301	10%	11,307	13%
Total Operating Lease Revenue	$105,252	100%	$87,076	100%

In the three months ended March 31, 2019, the Company had two customers (AirAsia Berhad and Air India) that accounted for 10% or more of total operating lease revenue. In the three months ended March 31, 2018, the Company had one customer (Air India) that accounted for 10% or more of total operating lease revenue.

At March 31, 2019, the Company had three lessees, which leased a total of six aircraft, on non-accrual status, as the Company had determined that it was not probable that the Company would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and overhaul payments and (ii) the Company’s evaluation of the lessees’ payment history. During the three months ended March 31, 2019, the Company recognized $4.3 million of operating lease revenue, on a cash basis, including the application of cash security deposits, from these lessees. Three of these leases were terminated in April 2019. At March 31, 2018, there were no lessees on non-accrual status.

End of lease income and amortization of lease incentives recognized during the three months ended March 31, 2019 and 2018 are as follows (dollars in thousands):

	Three months ended
	March 31, 2019	March 31, 2018
End of lease income	$1,564	$385
Amortization of lease incentives	(1,632)	(2,283)

As of March 31, 2019 and December 31, 2018, the weighted average remaining lease term of the Company’s aircraft held for operating lease was 5.7 years and 5.9 years, respectively.

Leases are entered into with specified lease terms and may provide the lessee with an option to extend the lease term. The Company’s leases do not typically provide for early termination or purchase options.

The Company receives lease revenue from flight equipment under operating leases. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. If the revenue amounts do not meet these criteria, recognition is delayed until the criteria is met. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.

For the three months ended March 31, 2019, the Company recognized $105.3 million of operating lease rental revenue, $21.0 million of which was from leases with variable rates. Variable rents are rents that reset based on changes in LIBOR. Presented below are the contracted future minimum rental payments due under non-cancellable operating leases for flight equipment held for operating lease (excluding three leases that were terminated in April 2019), as of March 31, 2019. For leases that have floating rental rates, the future minimum rental payments assume that the rental payment due as of March 31, 2019 is held constant for the duration of the lease.

(Dollars in thousands)
April 1 through December 31, 2019	$290,697
Year ending December 31,
2020	360,580
2021	311,300
2022	260,335
2023	215,317
2024	202,587
Thereafter	447,253
Future minimum rental payments under operating leases	$2,088,069

Presented below are the contracted future minimum rental payments due under non-cancellable operating leases for flight equipment held for operating lease, as of December 31, 2018. For leases that have floating rental rates, the future minimum rental payments assume that the rental payment due as of December 31, 2018 is held constant for the duration of the lease.

Year ending December 31,	(Dollars in thousands)
2019	$403,535
2020	372,432
2021	323,232
2022	272,427
2023	227,535
Thereafter	661,006
Future minimum rental payments under operating leases	$2,260,167

7. MAINTENANCE RIGHTS

Changes in maintenance right assets, net of maintenance right liabilities, during the three months ended March 31, 2019 and 2018 are as follows (dollars in thousands):

	Three months ended
	March 31, 2019	March 31, 2018
Maintenance rights, net beginning balance	$298,207	$131,299
Capitalized to aircraft improvements	—	(8,209)
Cash receipts from maintenance rights	—	(3,013)
Maintenance rights associated with aircraft sold	(31,014)	—
Maintenance rights, net ending balance	$267,193	$120,077

8. UNSECURED BORROWINGS

	Balance as of
	March 31, 2019	December 31, 2018
	(dollars in thousands)
Outstanding principal balance:
2021 Notes	$325,000	$325,000
2024 Notes	300,000	300,000
Total outstanding principal balance	625,000	625,000
Unamortized debt discounts and loan costs	(6,900)	(7,336)
Unsecured borrowings, net	$618,100	$617,664

On October 3, 2014, Fly sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, Fly sold $300.0 million aggregate principal amount of 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are senior unsecured obligations of Fly and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of Fly. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Interest on the 2021 Notes and 2024 Notes is payable semi-annually on April 15 and October 15 of each year. As of March 31, 2019 and December 31, 2018, accrued interest on unsecured borrowings totaled $16.8 million and $7.7 million, respectively.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, the Company is subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of the Company and transactions with affiliates. The Company is also subject to certain operating covenants, including reporting requirements. The Company’s failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating. As of March 31, 2019, the Company was not in default under the indentures governing the 2021 Notes or the 2024 Notes.

For more information about Fly’s unsecured borrowings, refer to Note 9 of the 2018 Annual Report.

9. SECURED BORROWINGS

The Company’s secured borrowings, net as of March 31, 2019 and December 31, 2018 are presented below (dollars in thousands):

	Outstanding principal balance as of		Weighted average interest rate(1) as of
	March 31, 2019(2)	December 31, 2018(2)	March 31, 2019	December 31, 2018	Maturity date
Securitization Notes	$—	$85,584	—	3.08%	N/A
Nord LB Facility	104,036	108,882	4.34%	4.29%	January 2020
Term Loan	402,167	407,768	4.66%	5.17%	February 2023
Magellan Acquisition Limited Facility	298,591	305,226	4.18%	4.18%	December 2025
Fly Acquisition III Facility	186,819	190,457	4.61%	4.10%	February 2022
Fly Aladdin Acquisition Facility	438,700	467,179	4.72%	4.59%	June 2020 – June 2023
Fly Aladdin Engine Funding Facility	43,464	43,829	4.95%	4.95%	December 2021 – April 2022
Other Aircraft Secured Borrowings	787,474	807,882	4.54%	4.44%	December 2020 – June 2028
Total outstanding principal balance	2,261,251	2,416,807
Unamortized debt discounts and loan costs	(32,983)	(36,938)
Total secured borrowings, net	$2,228,268	$2,379,869

(1)	Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.
(2)	As of March 31, 2019 and December 31, 2018, accrued interest on secured borrowings totaled $10.6 million and $10.9 million, respectively.

The Company is subject to restrictive covenants under its secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of its aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

The Company’s loan agreements include events of default that are customary for these types of secured borrowings. The Company’s failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of the Company’s loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

As of March 31, 2019, the Company was not in default under any of its secured borrowings.

For more information about the Company’s secured borrowings, refer to Note 10 of the 2018 Annual Report.

Securitization Notes

On March 14, 2019, B&B Air Funding redeemed in full its outstanding aircraft lease-backed Class G-1 notes (the “Securitization Notes”) issued on October 2, 2007 and with an original maturity date of November 14, 2033, in the aggregate principal amount of $63.8 million. The redemption price and accrued interest on the Securitization Notes were paid in full satisfaction thereof. In connection with the redemption, the Company expensed approximately $1.9 million of debt extinguishment costs.

Nord LB Facility

As of March 31, 2019, the Company had $104.0 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by five aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by Fly’s equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits. The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85% until the final maturity date of January 14, 2020.

Under the terms of the Nord LB Facility, the Company applies 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event the Company sells any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by the Company will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

Term Loan

As of March 31, 2019, the Company had $402.2 million principal amount outstanding under its senior secured term loan (the “Term Loan”), which was secured by 29 aircraft. Fly has guaranteed all payments under the Term Loan. The final maturity date of the Term Loan is February 9, 2023.

The Term Loan bears interest at three-month LIBOR plus a margin of 2.00%. The Term Loan can be prepaid in whole or in part at par.

The Term Loan requires that the Company maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

As of March 31, 2019, the Company had $298.6 million principal amount outstanding in loans and notes under its term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Fly Acquisition III Facility

As of March 31, 2019, the Company had $186.8 million principal amount outstanding under its revolving credit facility (the “Fly Acquisition III Facility”), which was secured by nine aircraft. The availability period under the Fly Acquisition III Facility expired on February 26, 2019. The facility has a maturity date of February 26, 2022 and all payments are guaranteed by Fly.

The Company had paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of their commitment from February 26, 2016 until February 26, 2019.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin of (i) 2.00%, from February 26, 2016 through February 26, 2019, (ii) 2.50%, from February 27, 2019 through February 26, 2020 and (iii) 3.00% thereafter.

The Fly Acquisition III Facility contains financial and operating covenants, including covenants that Fly maintain a tangible net worth of at least $325.0 million and that Fly Acquisition III Limited maintain a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III Limited will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Fly Aladdin Acquisition Facility

As of March 31, 2019, the Company had an aggregate of $438.7 million principal amount outstanding under its term loan facility (the “Fly Aladdin Acquisition Facility”), including $35.3 million Series A loans and $403.4 million Series B loans, which were secured by 23 aircraft. Series A loans have a final maturity date of June 15, 2020 and Series B loans have a final maturity date of June 15, 2023. The Company may elect, at any time prior to May 16, 2020, to extend the maturity date in respect of Series A loans having an original principal amount no greater than 40% of the original drawn amount to January 15, 2021.

The interest rate on the loans is based on three-month LIBOR, plus an applicable margin of 1.50% per annum for the Series A loans, 1.80% per annum for the Series B loans, and 2.50% per annum during the extension term for any Series A loans that the Company elects to extend. The Company makes scheduled quarterly payments of principal and interest on each loan in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the equity and beneficial interests in the aircraft owning and leasing subsidiaries. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The borrowers are required to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) an initial loan-to-value ratio equal to 72.5% and (iii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale. The tests in (ii) and (iii) are based on the average of the most recent half-life adjusted current market value of all aircraft financed under the facility, as determined by three independent appraisers on a semi-annual basis. Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness of the Company in an aggregate principal amount exceeding $50.0 million, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series A and Series B loans until such breach is cured.

The Fly Aladdin Acquisition Facility contains geographic and single lessee concentration limits, which apply upon the acquisition, sale, removal or substitution of an aircraft, as well as aircraft type eligibility for any aircraft substitution. The facility also includes certain customary covenants, including reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Acquisition Facility.

Fly Aladdin Engine Funding Facility

As of March 31, 2019, the Company had $43.5 million principal amount outstanding under the Fly Aladdin Engine Funding Facility, which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

The interest rates for the borrowings range from 4.94% to 4.96% per annum, per engine. The Company is required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and the Company’s equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the facility.

Other Aircraft Secured Borrowings

The Company has entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of March 31, 2019, the Company had $787.5 million principal amount outstanding of other aircraft secured borrowings, which were secured by 17 aircraft. Of this amount, $466.1 million was recourse to the Company.

These borrowings are structured as individual loans secured by pledges of the Company’s rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from December 2020 to June 2028.

10. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on borrowings associated with aircraft with fixed rate rentals. As of March 31, 2019, the Company had $1.5 billion of floating rate debt associated with aircraft with fixed rate rentals.

Interest rate swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on either the one-month or three-month LIBOR applied to the notional amounts over the life of the contracts. As of March 31, 2019 and December 31, 2018, the Company had interest rate swap contracts with notional amounts aggregating $1.0 billion and $1.1 billion, respectively. The unrealized fair value gain on the interest rate swap contracts, reflected as derivative assets, was $1.8 million and $3.2 million as of March 31, 2019 and December 31, 2018, respectively. The unrealized fair value loss on the interest rate swap contracts, reflected as derivative liabilities, was $16.2 million and $8.6 million as of March 31, 2019 and December 31, 2018, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company entered into a cross currency swap contract in 2018 in conjunction with a lease in which a portion of the lease rental is denominated in Euros. Pursuant to such cross currency swap, the Company receives U.S. dollars based on a fixed conversion rate through the maturity date of the swap contract. Over the remaining life of the cross currency swap contract, the Company expects to receive $66.0 million in U.S. dollars. The unrealized fair value gain, reflected as a derivative asset, was $4.1 million and $2.7 million as of March 31, 2019 and December 31, 2018, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves and credit spreads.

Effective January 1, 2019, the Company adopted ASU 2017-12, Derivatives and Hedging (Topic 815), which is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. Under the guidance, if a cash flow hedge is highly effective, all changes in the fair value of the derivative hedging instrument will be recorded in other comprehensive income and reclassified to earnings when the hedged item impacts earnings. After initial qualification, the new guidance permits a qualitative effectiveness assessment for certain hedges instead of a quantitative test, such as a regression analysis, if the company can reasonably support an expectation of high effectiveness throughout the term of the hedge. An initial quantitative test to establish that the hedge relationship is highly effective is still required. Additional disclosures include cumulative basis adjustments for fair value hedges and the effect of hedging on individual income statement line items. As a result of the adoption, the Company reclassified $0.2 million of prior year losses into accumulated other comprehensive loss, net.

The Company recognized $0.6 million and $1.6 million of interest expense, included in interest expense in the consolidated statements of income, under its interest rate swap contracts during the three months ended March 31, 2019 and 2018, respectively. The Company also recognized $0.3 million and $0.1 million of rental revenue, included in operating lease revenue in the consolidated statements of income, under its cross currency swap contract during the three months ended March 31, 2019 and 2018, respectively.

Designated Derivatives

The Company’s cross currency swap and certain of its interest rate derivatives have been designated as cash flow hedges. Changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

As of March 31, 2019, the Company had the following designated derivative instruments classified as derivative assets on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss
Interest rate swap contracts	5	11/9/21-1/11/23	0.99%-4.30%	$102,791	$1,796	$1,571
Accrued interest				—	48	—
Sub-total	5			$102,791	$1,844	$1,571

Type	Quantity	Maturity Date	Contracted Fixed Conversion Rate to U.S. Dollar	Total Contracted USD to be Received	Credit Risk Adjusted Fair Value	Gain Recognized in Accumulated Comprehensive Loss
Cross currency swap contract	1	11/26/25	1 EURO to $1.3068	$66,019	$4,085	$3,574
Accrued rent				—	19	—
Sub-total	1			66,019	4,104	3,574
Total - designated derivative assets	6				$5,948	$5,145

As of March 31, 2019, the Company had the following designated derivative instruments classified as derivative liabilities on its balance sheet (dollars in thousands):

Type	Quantity	Maturity Date	Hedge Interest Rate	Swap Contract Notional Amount	Credit Risk Adjusted Fair Value	Loss Recognized in Accumulated Comprehensive Loss
Interest rate swap contracts	36	2/15/22-12/8/25	2.28%-3.13%	$915,955	$(16,058)	$(13,467)
Accrued interest				—	(148)	—
Total – designated derivative liabilities	36			$915,955	$(16,206)	$(13,467)

During the three months ended March 31, 2019, one interest rate swap contract matured and the Company terminated one other interest rate swap contract.

11. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore, Labuan and Malta that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. Historically, most of the Company’s operating income has been trading income in Ireland.

The Company’s effective tax rates were 5.2% and 19.2% for the three months ended March 31, 2019 and 2018, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by the Company in different tax jurisdictions. During the three months ended March 31, 2019, the Company also recorded a benefit for an interest payment made by a subsidiary that previously did not meet the recognition threshold. The Company intends to utilize this benefit as group relief to offset income tax on repatriated earnings for which a deferred tax liability was previously recorded.

The Company recognizes a valuation allowance if, based on the weight of available evidence, it is more-likely-than-not (likelihood of more than 50 percent) that some portion, or all, of its deferred tax asset will not be realized. Future realization of a deferred tax asset depends on the existence of sufficient taxable income of the appropriate character in the carryforward period under the tax law.

The Company had no unrecognized tax benefits as of March 31, 2019 or December 31, 2018.

12. SHAREHOLDERS’ EQUITY

In November 2018, the Company’s board of directors approved a $50.0 million share repurchase program expiring in December 2019. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. As of March 31, 2019, there was $47.3 million remaining under this authorization.

During the three months ended March 31, 2019, Fly repurchased 197,592 shares at an average price of $13.59 per share, or $2.7 million, before commissions and fees. During the three months ended March 31, 2018, Fly did not repurchase any shares.

No dividends were declared or paid during the three months ended March 31, 2019 or 2018.

13. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) permitting the issuance of up to 1,500,000 share grants in the form of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. The Company has issued all shares available under the 2010 Plan. Since June 30, 2015, all SARs and RSUs granted under the 2010 Plan have vested. At March 31, 2019, there were 796,980 SARs outstanding and exercisable at a weighted average exercise price of $12.74 per share.

14. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per common share using the two-class method, in which dividends attributable to SARs are deducted from net income in determining net income attributable to common shareholders (dollars in thousands, except per share data):

	Three months ended
	March 31, 2019	March 31, 2018

Numerator
Net income attributable to common shareholders	$44,965	$9,630
Denominator
Weighted average shares outstanding-Basic	32,632,715	27,983,352
Dilutive common equivalent shares:
RSUs	—	—
SARs	—	23,220
Weighted average shares outstanding-Diluted	32,632,715	28,006,572
Earnings per share:
Basic
Distributed earnings	$—	$—
Undistributed income	$1.38	$0.34
Basic earnings per share	$1.38	$0.34
Diluted
Distributed earnings	$—	$—
Undistributed income	$1.38	$0.34
Diluted earnings per share	$1.38	$0.34

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

SARs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities (see Note 13). Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs during the period.

15. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

On February 28, 2018, the Company agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad and its affiliated airlines as the aircraft deliver from the manufacturer beginning in 2019 (“Portfolio B”). The first of these aircraft is expected to deliver in the fourth quarter of 2019. The Company also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, delivering from the manufacturer between 2019 and 2025 (“Portfolio C”). The Company did not exercise its options with respect to any of the Portfolio C aircraft delivering in 2019. The Company has options to purchase up to 17 Portfolio C aircraft delivering between 2020 and 2025.

16. RELATED PARTY TRANSACTIONS

With respect to aircraft financed by the Securitization Notes, BBAM was entitled to receive (i) a rent fee equal to 3.5% of the aggregate amount of rents actually collected, plus $1,000 per aircraft per month and (ii) a sales fee of 1.5% of the aggregate gross proceeds in respect of any aircraft sold. BBAM also was entitled to an administrative agency fee from B&B Air Funding of $20,000 per month, subject to an annual CPI adjustment. In connection with the redemption of the Securitization Notes in March 2019, these contracts were terminated.

BBAM is entitled to receive a servicing fee equal to 3.5% of the aggregate amount of rents actually collected, plus an administrative fee of $1,000 per aircraft per month. Under the Term Loan, the Fly Acquisition III Facility, the Magellan Acquisition Limited Facility and the Fly Aladdin Acquisition Facility, BBAM is also entitled to an administrative fee of $10,000 per month. Under the Fly Aladdin Engine Funding Facility, BBAM is entitled to receive a servicing fee equal to 3.5% of monthly rents actually collected and an administrative fee equal to $1,000 per month.

For the three months ended March 31, 2019, BBAM received servicing and administrative fees totaling $4.1 million. For the three months ended March 31, 2018, BBAM received servicing and administrative fees totaling $3.6 million.

BBAM also is entitled to receive an acquisition fee of 1.5% of the gross acquisition cost for any aircraft or engine purchased by the Company, and a disposition fee of 1.5% of the gross proceeds for any aircraft or engine sold by the Company. During the three months ended March 31, 2019, the Company did not purchase any aircraft. During the three months ended March 31, 2018, the Company incurred $0.6 million of acquisition fees, payable to BBAM. During the three months ended March 31, 2019, the Company incurred disposition fees of $4.0 million, payable to BBAM. The Company did not sell any aircraft during the three months ended March 31, 2018.

In addition, Fly pays an annual management fee to the Manager as compensation for providing the services of the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to the Company. The management fee is adjusted each calendar year by (i) 0.3% of the change in the book value of the Company’s aircraft portfolio during the preceding year, up to a $2.0 billion increase over $2.7 billion and (ii) 0.25% of the change in the book value of the Company’s aircraft portfolio in excess of $2.0 billion, with a minimum management fee of $5.0 million. The management fee is also subject to an annual CPI adjustment applicable to the prior calendar year. For the three months ended March 31, 2019 and 2018, the Company incurred management fees of $2.4 million and $1.8 million, respectively.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. Fair value of an asset is defined as the price a seller would receive in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that an obligor would pay to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

Where available, the fair value of the Company’s investment in equity certificates, notes payable and debt facilities is based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of its credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investment in an unconsolidated subsidiary and flight equipment held for operating lease, net. Fly accounts for its investment in an unconsolidated subsidiary under the equity method and records impairment when its fair value is less than its carrying value and the Company determines that the decline is other-than-temporary (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment and use Level 3 inputs which include assumptions as to future cash flows associated with the use of an aircraft and eventual disposition of such aircraft. The Company will record an impairment charge if the expected sale proceeds of an aircraft are less than its carrying value. The Company did not record any impairment during the three months ended March 31, 2019 or 2018.

The carrying amounts and fair values of certain of the Company’s debt instruments are as follows (dollars in thousands):

	As of March 31, 2019		As of December 31, 2018
	Principal Amount Outstanding	Fair Value	Principal Amount Outstanding	Fair Value
Securitization Notes	$—	$—	$85,584	$80,770
Term Loan	402,167	396,657	407,768	396,554
2021 Notes	325,000	328,673	325,000	329,875
2024 Notes	300,000	288,000	300,000	279,390

The principal amount outstanding on the Company’s remaining debt instruments approximates fair value at March 31, 2019 and December 31, 2018.

As of March 31, 2019 and December 31, 2018, the categorized derivative assets and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows (dollars in thousands):

	Level 1	Level 2	Level 3	Total
March 31, 2019:
Derivative assets	—	$5,948	—	$5,948
Derivative liabilities	—	16,206	—	16,206
Investment in equity certificates	—	5,642	—	5,642
December 31, 2018:
Derivative assets	—	$5,929	—	$5,929
Derivative liabilities	—	8,558	—	8,558
Investment in equity certificates	—	5,747	—	5,747

18. SUBSEQUENT EVENTS

Subsequent to March 31, 2019, the Company sold three aircraft.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2018. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note.”

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft, which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three months ended March 31, 2019, we had net income of $45.0 million or diluted earnings per share of $1.38. Net cash flows provided by operating activities for the three months ended March 31, 2019 totaled $72.6 million. Net cash flows provided by investing activities totaled $233.5 million and net cash flows used in financing activities totaled $150.8 million for the three months ended March 31, 2019.

Sale of 12 Aircraft to Horizon

On November 30, 2018, we agreed to sell 12 aircraft to Horizon Aircraft Finance I Limited and Horizon Aircraft Finance I LLC (together, “Horizon”). As of March 31, 2019, eleven aircraft had been delivered to Horizon. We delivered the last aircraft in April 2019. The aircraft in Horizon’s portfolio are serviced and managed by affiliates of BBAM LP, whose affiliates also manage and service our aircraft portfolio.

AirAsia Transactions

On February 28, 2018, we agreed to acquire 21 Airbus A320neo family aircraft to be leased to AirAsia Group Berhad and its affiliated airlines (the “AirAsia Group”) as the aircraft deliver from the manufacturer beginning in 2019 (“Portfolio B”). The first of these aircraft is expected to deliver in the fourth quarter of 2019. We also acquired options to purchase up to 20 Airbus A320neo family aircraft, not subject to lease, delivering from the manufacturer between 2019 and 2025 (“Portfolio C”). We did not exercise our options with respect to any of the Portfolio C aircraft delivering in 2019. We have options to purchase up to 17 Portfolio C aircraft delivering between 2020 and 2025.

Market Conditions

The airline industry has been profitable every year since 2012 and airline profitability is expected to continue in 2019. Global passenger air traffic grew by 6.5% in 2018 and load factors were at record levels for the year. The upward trend in passenger volume is expected to continue in 2019 at a projected growth rate of 6%. Further, utilization remains strong and the parked fleet, excluding Boeing 737 MAX family of aircraft, is steady at well under 4% for aircraft under 20 years old. Competition remains strong in the sale-leaseback market and aircraft values generally remain stable. Long term, we believe the overall positive trends in world air traffic and demand for commercial aircraft will continue to drive growth in the aircraft leasing market.

Despite the current overall favorable market conditions, the airline industry is cyclical, and macroeconomic, geopolitical and other risks may negatively impact airline profitability or create unexpected volatility in the aircraft leasing market. For instance, the recent grounding of the B737 MAX aircraft by the Federal Aviation Administration (the “FAA”) in the United States and by civil aviation authorities in other countries has impacted operations of certain airlines especially heading into a peak travel season. The airlines affected by this grounding have had to adjust flight schedules or cancel flights, back fill aircraft with B737-800s or other aircraft types or keep older aircraft in service longer. Boeing has also suspended deliveries of the B737 MAX aircraft until cleared by the FAA and other regulatory authorities. These operational changes and the uncertainty of when the B737 MAX aircraft will return to service or when Boeing will resume deliveries have impacted the profitability of certain airlines. Also, uncertainty about geopolitical events such as Brexit as well as ongoing U.S.-China trade tensions could impact airlines in the near term. Although we expect the overall airline industry to remain profitable, profits are not uniformly distributed among airlines, and certain airlines, particularly airlines operating in highly competitive jurisdictions, smaller airlines and start-up carriers, may struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis. In addition, production of newer model aircraft by manufacturers may reduce the demand for used aircraft, leading to a reduction in the lease rates and the values of used aircraft, or may create a condition of oversupply should demand falter.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2018.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of income of Fly for the three months ended March 31, 2019 and 2018.

Consolidated Statements of Income for the three months ended March 31, 2019 and 2018

	Three months ended
	March 31, 2019	March 31, 2018
	(Dollars in thousands)
Revenues
Operating lease revenue	$105,252	$87,076
Finance lease revenue	160	174
Equity earnings from unconsolidated subsidiary	56	112
Gain on sale of aircraft	27,620	—
Interest and other income	1,615	1,393
Total revenues	134,703	88,755
Expenses
Depreciation	37,585	33,733
Interest expense	38,179	32,923
Selling, general and administrative	8,722	8,610
Loss on derivatives	17	789
Loss on extinguishment of debt	2,169	—
Maintenance and other costs	598	778
Total expenses	87,270	76,833
Net income before provision for income taxes	47,433	11,922
Provision for income taxes	2,468	2,292
Net income	$44,965	$9,630

As of March 31, 2019, we had 103 aircraft and seven engines in our portfolio. Of the 103 aircraft, 99 were held for operating lease, one was classified as an investment in finance lease and three were classified as held for sale. As of March 31, 2018, we had 86 aircraft in our portfolio, 85 of which were held for operating lease, and one was classified as an investment in finance lease.

As of March 31, 2019, we had three lessees, which leased a total of six aircraft, on non-accrual status, as we had determined that it was not probable that we would receive the economic benefits of the leases, principally due to (i) the lessees’ failure to pay rent and overhaul payments and (ii) our evaluation of the lessees’ payment history. During the three months ended March 31, 2019, we recognized $4.3 million of operating lease revenue, on a cash basis, including the application of cash security deposits, from these lessees. Three of these leases were terminated in April 2019. As of March 31, 2018, there were no lessees on non-accrual status.

In 2018, we contracted to sell 15 aircraft. We recognize revenue from each aircraft until the date that such aircraft is delivered to the purchaser. We ceased to recognize depreciation on these aircraft on the date the aircraft were classified as held for sale. During the first quarter of 2019, we sold nine aircraft classified as flight equipment held for sale. At March 31, 2019, we had three aircraft classified as held for sale.

	Three months ended		Increase/
	March 31, 2019	March 31, 2018	(Decrease)
	(Dollars in thousands)
Operating lease revenue:
Operating lease rental revenue	$105,328	$89,113	$16,215
End of lease income	1,564	385	1,179
Amortization of lease incentives	(1,632)	(2,283)	651
Amortization of lease discounts and other	(8)	(139)	131
Total operating lease revenue	$105,252	$87,076	$18,176

For the three months ended March 31, 2019, operating lease revenue totaled $105.3 million, an increase of $18.2 million compared to the three months ended March 31, 2018. The increase was primarily due to (i) an increase of $22.1 million from aircraft and engines purchased in 2018, (ii) an increase of $1.2 million related to leases with floating rate rents, (iii) an increase of $1.2 million from end of lease income recognized and (iv) a decrease of $0.7 million in lease incentive amortization. The increase was partially offset by decreases of (i) $5.5 million in lease revenue from aircraft sold in 2018 and 2019 and (ii) $1.7 million from lessees placed on non-accrual status.

During the three months ended March 31, 2019, we sold ten aircraft and recognized an aggregate gain on sale of aircraft of $27.6 million. We did not sell any aircraft during the three months ended March 31, 2018.

During the three months ended March 31, 2019 and 2018, interest and other income totaled $1.6 million and $1.4 million, respectively. The increase was primarily due to higher interest earned on (i) funds held in an escrow account and (ii) deposits in bank accounts.

Depreciation expense during the three months ended March 31, 2019 was $37.6 million, compared to $33.7 million for the three months ended March 31, 2018, an increase of $3.9 million. The increase was primarily due to depreciation on aircraft acquired in 2018. This increase was partially offset by a reduction in depreciation on aircraft sold in 2018 and 2019 and stoppage of depreciation on aircraft classified as held for sale.

Interest expense totaled $38.2 million and $32.9 million for the three months ended March 31, 2019 and 2018, respectively. The increase of $5.3 million was primarily due to additional secured borrowings and increases in LIBOR. This increase was partially offset by a reduction in interest due to debt repayments.

Selling, general and administrative expenses were $8.7 million and $8.6 million for the three months ended March 31, 2019 and 2018, respectively. The increase of $0.1 million was primarily due to an increase in servicing and management fees paid to BBAM of $1.0 million due to fleet growth, largely offset by (i) an unrealized foreign exchange gain of $0.2 million during the three months ended March 31, 2019, compared to an unrealized foreign exchange loss of $0.4 million during the three months ended March 31, 2018 and (ii) $0.5 million of transaction costs incurred during the three months ended March 31, 2018.

For the three months ended March 31, 2019 and 2018, we recognized losses on derivatives of $17,000 and $0.8 million, respectively. During the three months ended March 31, 2018, we recognized a loss of $1.6 million associated with the mark-to-market of interest rate swaps that were not designated as accounting hedges. The interest rate swaps were used to partially lock-in the interest rate on anticipated future borrowings associated with the transactions with the AirAsia Group. This loss was partially offset by gains recognized on dedesignated derivative contracts.

During the three months ended March 31, 2019, we incurred debt extinguishment costs totaling $2.2 million due to (i) the redemption of the Securitization Notes and (ii) debt repayments associated with aircraft sales. We did not incur any debt extinguishment costs during the three months ended March 31, 2018.

Provision for income taxes was $2.5 million and $2.3 million for the three months ended March 31, 2019 and 2018, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. Our effective tax rates were 5.2% and 19.2% for the three months ended March 31, 2019 and 2018, respectively. The difference between the statutory and effective tax rate in each period is primarily attributable to changes in valuation allowances and the amount of income earned by us in different tax jurisdictions. During the three months ended March 31, 2019, we also recorded a benefit for an interest payment made by a subsidiary that previously did not meet the recognition threshold. We intend to utilize this benefit as group relief to offset income tax on repatriated earnings for which a deferred tax liability was previously recorded.

Liquidity and Capital Resources

Overview

Our business is very capital intensive, requiring significant investment to maintain and expand our fleet. We have pursued a strategy of fleet growth. In 2018, we spent approximately $1.1 billion to acquire 34 aircraft and seven engines.

We also have pursued opportunistic aircraft sales to rejuvenate our fleet. In 2018, we sold six aircraft. During the first quarter of 2019, we sold ten aircraft.

We finance our business with unrestricted cash, cash generated from operating leases, aircraft sales and debt financings. At March 31, 2019, we had $363.9 million of unrestricted cash. We also had 11 unencumbered aircraft with an aggregate book value of $287.3 million.

In recent years, our debt financing strategy has been to diversify our lending sources and to utilize both secured and unsecured debt financing. Unsecured borrowings provide us with greater operational flexibility. Secured, recourse debt financing enables us to take advantage of favorable pricing and other terms compared to secured non-recourse debt, which we also continue to utilize.

Our sources of operating cash flows are principally distributions and interest payments made to us by our subsidiaries. These payments by our subsidiaries may be restricted by applicable local laws and debt covenants.

We expect that these funds, together with our cash on hand, cash from operations, and cash from other financing activities, including aircraft sales, will satisfy our liquidity needs through at least the next twelve months.

Our liquidity plans are subject to a number of risks and uncertainties, including those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 12, 2019 (the “2018 Annual Report”).

Cash Flows for the three months ended March 31, 2019 and 2018

We generated cash from operations of $72.6 million and $66.1 million for the three months ended March 31, 2019 and 2018, respectively, an increase of $6.5 million.

Cash provided by investing activities was $233.5 million for the three months ended March 31, 2019. Cash used in investing activities was $71.6 million for the three months ended March 31, 2018. We did not purchase any aircraft during the three months ended March 31, 2019. During the three months ended March 31, 2018, we used $42.0 million of cash to purchase flight equipment and paid a deposit of $30.0 million on aircraft purchases. During the three months ended March 31, 2019, we sold ten aircraft for net cash proceeds of $235.8 million. We did not sell any aircraft during the three months ended March 31, 2018.

Cash used in financing activities for the three months ended March 31, 2019 totaled $150.8 million. Cash provided by financing activities for the three months ended March 31, 2018 totaled $4.5 million. During the three months ended March 31, 2019, we (i) made repayments on our secured borrowings totaling $155.2 million, (ii) used $2.1 million to repurchase 197,592 shares and (iii) returned security deposits of $1.5 million to lessees. These payments were partially offset by net maintenance reserve receipts of $8.4 million. During the three months ended March 31, 2018, we received (i) net proceeds of $33.0 million from secured borrowings and (ii) net maintenance reserve receipts of $19.1 million. These were partially offset by (i) repayments on our secured borrowings totaling $45.8 million and (ii) net security deposits returned to lessees of $1.5 million.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease end adjustment payments we receive from lessees will meet the aggregate maintenance contributions and lease end adjustment payments that we will be required to make. During the three months ended March 31, 2019, we received $17.0 million of maintenance payments from lessees and made maintenance payment disbursements of $8.6 million.

Share Repurchases

In November 2018, our board of directors approved a $50.0 million share repurchase program expiring in December 2019. Under this program, Fly may make share repurchases from time to time in the open market or in privately negotiated transactions. During the three months ended March 31, 2019, we repurchased 197,592 shares at an average price of $13.59 per share, or $2.7 million, before commissions and fees.

Financing

We finance our business with unsecured and secured borrowings. As of March 31, 2019, we were not in default under any of our borrowings.

Unsecured Borrowings

On October 3, 2014, we sold $325.0 million aggregate principal amount of 6.375% Senior Notes due 2021 (the “2021 Notes”). On October 16, 2017, we sold $300.0 million aggregate principal amount of 5.250% Senior Notes due 2024 (the “2024 Notes”).

The 2021 Notes and 2024 Notes are senior unsecured obligations of ours and rank pari passu in right of payment with any existing and future senior unsecured indebtedness of ours. The 2021 Notes have a maturity date of October 15, 2021 and the 2024 Notes have a maturity date of October 15, 2024.

Pursuant to the indentures governing the 2021 Notes and 2024 Notes, we are subject to restrictive covenants which relate to dividend payments, incurrence of debt and issuance of guarantees, incurrence of liens, repurchases of common shares, investments, disposition of aircraft, consolidation, merger or sale of our company and transactions with affiliates. We are also subject to certain operating covenants, including reporting requirements. Our failure to comply with any of the covenants under the indentures governing the 2021 Notes or 2024 Notes could result in an event of default which, if not cured or waived, may result in the acceleration of the indebtedness thereunder and other indebtedness containing cross-default or cross-acceleration provisions. Certain of these covenants will be suspended if the 2021 Notes or 2024 Notes obtain an investment grade rating.

For more information about our unsecured borrowings, refer to “Item 5. Operating and Financial Review and Prospects” of our 2018 Annual Report.

Secured Borrowings

As of March 31, 2019, we had $2.3 billion principal amount outstanding on our secured borrowings.

We are subject to restrictive covenants under our secured borrowings which relate to the incurrence of debt, issuance of guarantees, incurrence of liens or other encumbrances, the acquisition, substitution, disposition and re-lease of aircraft, maintenance, registration and insurance of our aircraft, restrictions on modification of aircraft and capital expenditures, and requirements to maintain concentration limits.

Our loan agreements include events of default that are customary for these types of secured borrowings. Our failure to comply with any restrictive covenants, or any other operating covenants, may trigger an event of default under the relevant loan agreement. In addition, certain of our loan agreements contain cross-default provisions that could be triggered by a default under another loan agreement.

For more information about our secured borrowings, refer to “Item 5. Operating and Financial Review and Prospects” of our 2018 Annual Report.

Securitization Notes

On March 14, 2019, B&B Air Funding redeemed in full its outstanding aircraft lease-backed Class G-1 notes (the “Securitization Notes”) issued on October 2, 2007 and with an original maturity date of November 14, 2033, in the aggregate principal amount of $63.8 million. The redemption price and accrued interest on the Securitization Notes were paid in full satisfaction thereof. In connection with the redemption, we expensed approximately $1.9 million of debt extinguishment costs.

Nord LB Facility

As of March 31, 2019, we had $104.0 million principal amount outstanding under its non-recourse debt facility with Norddeutsche Landesbank Gironzentrale (the “Nord LB Facility”), which was secured by five aircraft. The Nord LB Facility is structured with loans secured by each aircraft individually. The loans are cross-collateralized and contain cross-default provisions. Borrowings are secured by our equity interests in the aircraft owning and leasing subsidiaries, the related leases, and certain deposits.

The loans under the Nord LB Facility bear interest at one-month LIBOR plus a margin of 1.85% until the final maturity date of January 14, 2020. As of March 31, 2019 and December 31, 2018, the blended weighted average interest rate for the facility was 4.34% and 4.29%, respectively, excluding the amortization of debt discounts and debt issuance costs.

Under the terms of the Nord LB Facility, we apply 95% of lease rentals collected towards interest and principal. If no lease rental payments are collected in the applicable period for any financed aircraft, then no payment is due under the loan associated with that aircraft during such period. Any unpaid interest increases the principal amount of the associated loan.

In the event we sell any of the financed aircraft, substantially all sale proceeds (after payment of certain expenses) must first be used to repay the debt associated with such aircraft and then to repay the outstanding amounts which finance the remaining aircraft. In addition, any maintenance reserve amounts retained by us will be used to prepay the Nord LB Facility, provided such reserves are not required for future maintenance of such aircraft.

Term Loan

As of March 31, 2019, we had $402.2 million principal amount outstanding under our senior secured term loan (the “Term Loan”), which was secured by 29 aircraft. Fly has guaranteed all payments under the Term Loan. The final maturity date of the Term Loan is February 9, 2023.

The Term Loan bears interest at three-month LIBOR plus a margin of 2.00%. The weighted average interest rate on all outstanding amounts was 4.66% and 5.17% as of March 31, 2019 and December 31, 2018, respectively, excluding the amortization of debt discounts and debt issuance costs. The Term Loan can be prepaid in whole or in part at par.

The Term Loan requires us to maintain a maximum loan-to-value ratio of 70.0% based on the lower of the mean or median of half-life adjusted base values of the financed aircraft as determined by three independent appraisers. The Term Loan also includes other customary covenants, including reporting requirements and maintenance of credit ratings.

Magellan Acquisition Limited Facility

As of March 31, 2019, we had $298.6 million principal amount outstanding in loans and notes under its term loan facility (the “Magellan Acquisition Limited Facility”), which was secured by nine aircraft. Fly has guaranteed all payments under this facility. The Magellan Acquisition Limited Facility has a maturity date of December 8, 2025.

The interest rate on the loans is based on one-month LIBOR plus an applicable margin of 1.65% per annum. The interest rate on the notes is a fixed rate of 3.93% per annum. The weighted average interest rate on all outstanding amounts was 4.18% as of each of March 31, 2019 and December 31, 2018, excluding the amortization of debt discounts and debt issuance costs.

The facility contains financial and operating covenants, including a covenant that Fly maintain a tangible net worth of at least $325.0 million, as well as customary reporting requirements. The borrower is required to maintain an initial loan-to-value ratio of less than or equal to 75% based on the lower of the average half-life adjusted current market value and base value of all aircraft financed under the facility as determined by three independent appraisers. A violation of any of these covenants could result in a default under the Magellan Acquisition Limited Facility. In addition, upon the occurrence of certain conditions including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, the borrower will be required to deposit certain amounts of maintenance reserves and security deposits received into accounts pledged to the security trustee.

Fly Acquisition III Facility

As of March 31, 2019, we had $186.8 million principal amount outstanding under our revolving credit facility (the “Fly Acquisition III Facility”), which was secured by nine aircraft. The availability period under the Fly Acquisition III Facility expired on February 26, 2019. The facility has a maturity date of February 26, 2022 and all payments are guaranteed by Fly.

We had paid commitment fees of 0.50% to 0.75% per annum to the lenders on the undrawn amount of our commitment from February 26, 2016 until February 26, 2019.

The interest rate under the facility is based on one-month LIBOR plus an applicable margin of (i) 2.00%, from February 26, 2016 through February 26, 2019, (ii) 2.50%, from February 27, 2019 through February 26, 2020 and (iii) 3.00% thereafter. The weighted average interest rate on all outstanding amounts was 4.61% and 4.10% as of March 31, 2019 and December 31, 2018, respectively, excluding the amortization of debt discounts and debt issuance costs.

The Fly Acquisition III Facility contains financial and operating covenants, including covenants that Fly maintain a tangible net worth of at least $325.0 million and that Fly Acquisition III Limited maintain a specified interest coverage ratio, as well as customary reporting requirements. Violation of any of these covenants could result in an event of default under the facility. Also, upon the occurrence of certain conditions, including a failure by Fly to maintain a minimum liquidity of at least $25.0 million, Fly Acquisition III Limited will be required to deposit maintenance reserves and security deposits received from lessees into accounts pledged to the security trustee.

Fly Aladdin Acquisition Facility

As of March 31, 2019, we had an aggregate of $438.7 million principal amount outstanding under our term loan facility (the “Fly Aladdin Acquisition Facility”), including $35.3 million Series A loans and $403.4 million Series B loans, which were secured by 23 aircraft. Series A loans have a final maturity date of June 15, 2020 and Series B loans have a final maturity date of June 15, 2023. We may elect, at any time prior to May 16, 2020, to extend the maturity date in respect of Series A loans having an original principal amount no greater than 40% of the original drawn amount to January 15, 2021.

The interest rate on the loans is based on three-month LIBOR, plus an applicable margin of 1.50% per annum for the Series A loans, 1.80% per annum for the Series B loans, and 2.50% per annum during the extension term for any Series A loans that we elect to extend. The weighted average interest rate on all outstanding amounts was 4.72% and 4.59% as of March 31, 2019 and December 31, 2018, respectively, excluding the amortization of debt discounts and debt issuance costs. We make scheduled quarterly payments of principal and interest on each loan in accordance with a fixed amortization schedule.

Borrowings are secured by the aircraft and related leases, and the equity and beneficial interests in the aircraft owning and leasing subsidiaries. In addition, Fly has provided a guaranty of certain of the representations, warranties and covenants under the Fly Aladdin Acquisition Facility (including, without limitation, the borrowers’ special purpose covenants), as well as the obligations, upon the occurrence of certain conditions, to deposit maintenance reserves and security deposits received into pledged accounts.

The borrowers are required to maintain (i) a debt service coverage ratio of at least 1.15:1.00, (ii) an initial loan-to-value ratio equal to 72.5% and (iii) that 85% of aircraft financed under the facility (a) are on lease, (b) have been subject to a lease in the previous six months or (c) are subject to a letter of intent for a re-lease or sale. The tests in (ii) and (iii) are based on the average of the most recent half-life adjusted current market value of all aircraft financed under the facility, as determined by three independent appraisers on a semi-annual basis. Upon the occurrence of (i) a breach of the debt service coverage ratio continuing for two consecutive quarterly payment dates, (ii) an event of default that is continuing under the Fly Aladdin Acquisition Facility, or (iii) a default under any mortgage, indenture or instrument under which there is issued, or which secures or evidences, any recourse indebtedness of the Company in an aggregate principal amount exceeding $50.0 million, Fly will be required to deposit, or cause the borrowers to deposit, all maintenance reserves and security deposits received under the associated leases into pledged accounts. Upon the occurrence of a breach, on any payment date, of the loan-to-value ratio or the utilization test described above, and certain other events, all cash collected will be applied to repay the outstanding principal balance of the Series A and Series B loans until such breach is cured.

The Fly Aladdin Acquisition Facility contains geographic and single lessee concentration limits, which apply upon the acquisition, sale, removal or substitution of an aircraft, as well as aircraft type eligibility for any aircraft substitution. The facility also includes certain customary covenants, including reporting requirements. A violation of any of these covenants could result in a default under the Fly Aladdin Acquisition Facility.

Fly Aladdin Engine Funding Facility

As of March 31, 2019, we had $43.5 million principal amount outstanding under the Fly Aladdin Engine Funding Facility, which was secured by seven engines. Fly has guaranteed all payments under this facility. The loans have maturity dates ranging from December 31, 2021 to April 30, 2022.

The interest rates for the borrowings range from 4.94% to 4.96% per annum, per engine. The weighted average interest rate on all outstanding amounts was 4.95% as of each of March 31, 2019 and December 31, 2018, excluding the amortization of debt discounts and debt issuance costs. We are required to make scheduled monthly payments of principal and interest in accordance with an amortization schedule.

The loans are secured by the engines and related leases and our equity and beneficial interests in the engine owning entities. The Fly Aladdin Engine Funding Facility contains customary covenants, including various reporting requirements. A violation of any of these covenants could result in a default under the facility.

Other Aircraft Secured Borrowings

We have entered into other aircraft secured borrowings to finance the acquisition of aircraft, one of which is denominated in Euros. As of March 31, 2019, we had $787.5 million principal amount outstanding of other aircraft secured borrowings, which were secured by 17 aircraft. Of this amount, $466.1 million was recourse to us. The weighted average interest rate on all outstanding amounts was 4.54% and 4.44% as of March 31, 2019 and December 31, 2018, respectively, excluding the amortization of debt discounts and debt issuance costs.

These borrowings are structured as individual loans secured by pledges of our rights, title and interests in the financed aircraft and leases. In addition, Fly may provide guarantees of its subsidiaries’ obligations under certain of these loans and may be subject to financial and operating covenants in connection therewith. The maturity dates of these loans range from December 2020 to June 2028.

Capital Expenditures

During three months ended March 31, 2019, we did not purchase any aircraft.

We expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft. As of March 31, 2019, the weighted average age of our portfolio (excluding aircraft held for sale) was 7.2 years.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations. As of March 31, 2019, we had 107 lease agreements (excluding lease agreements associated with aircraft classified as held for sale), 97 of which require the payment of a fixed rent amount during the lease term, and the remaining 10 require a floating rent amount based on LIBOR. Our floating rate indebtedness requires payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap contracts to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swap contracts will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This hypothetical disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $19.1 million, and would have increased or decreased our revenues by $5.4 million on an annualized basis.

The fair value of our interest rate swap contracts is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads, and measures of volatility. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income, net of tax, until earnings are affected by the variability of cash flows of the hedged item. Any derivative gains and losses that do not qualify for hedge accounting treatment are recognized directly into income. As of March 31, 2019, the fair value of our interest rate swap derivative liabilities, excluding accrued interest, was $16.1 million. A 100 basis-point increase in the interest rate would reduce the fair value of our derivative liabilities by approximately $31.1 million. A 100 basis-point decrease in the interest rate would increase the fair value of our derivative liabilities by approximately $32.9 million. As of March 31, 2019, the fair market value of our interest rate swap derivative assets, excluding accrued interest, was $1.8 million. A 100 basis-point increase in the interest rate would increase the fair market value of our derivative assets by approximately $2.4 million. A 100 basis-point decrease in the interest rate would reduce the fair market value of our derivative assets by approximately $2.4 million.

Foreign Currency Exchange Risk

We receive substantially all of our revenue in U.S. Dollars. We have two leases pursuant to which we receive a portion of the rent amount in Euros. In 2018, we entered into a cross currency swap contract to mitigate our exposure to foreign currency exchange fluctuations in conjunction with one of these leases. As of March 31, 2019, the fair value of our cross currency swap derivative asset, excluding accrued rent, was $4.1 million. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate would decrease or increase the fair value of our derivative asset by approximately $5.7 million, respectively. For the other Euro denominated lease, a 10% increase or decrease in the Euro to U.S. Dollar exchange rate would increase or decrease the annual rental revenue by $0.3 million, respectively.

As of March 31, 2019, we had one aircraft secured borrowing denominated in Euros. During the three months ended March 31, 2019, we recorded an unrealized foreign currency exchange gain of $0.4 million associated with this borrowing, resulting primarily from an increase in value of the U.S. Dollar relative to the Euro. A 10% increase or decrease in the Euro to U.S. Dollar exchange rate on the Euro denominated borrowing at March 31, 2019 would have resulted in a $1.8 million unrealized foreign exchange loss or gain, respectively.

We pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro. Changes in the value of the U.S. Dollar relative to the Euro and other currencies may increase the U.S. Dollar cost to us to pay such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Volatility in foreign exchange rates could have a material impact on our results of operations.

Item 4.	Controls and Procedures

Not applicable.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We are not currently a party to any litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we are and may continue to be subject to various claims and legal actions arising in the ordinary course of business.

Item 1A.	Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 12, 2019 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com. The information on our website or that can be accessed through our website neither constitutes a part of this interim report nor is incorporated by reference herein.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Repurchased Plan	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (1)
January 1-31, 2019	—	—	—	$50.0 million
February 1-28, 2019	—	—	—	$50.0 million
March 1-31, 2019	197,592	$13.59	197,592	$47.3 million

(1)
In November 2018, our board of directors approved a $50.0 million share repurchase program expiring in December 2019. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

Item 6.	Exhibits